United States
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                               Liquid Audio, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  53631T 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Jonathan Brooks
                           JMB Capital Partners, L.P.
                      1999 Avenue of the Stars, Suite 2040
                             Los Angeles, CA 90067
                                 (310) 286-2929
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 30, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                              (Page 1 of 8 Pages)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53631T 10 2                 13D                   Page 2 of 8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JMB Capital Partners, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,163,800

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,163,800

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,163,800

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 53631T 10 2                 13D                   Page 3 of 8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Smithwood Partners, LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,163,800

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,163,800

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,163,800

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     HC

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 53631T 10 2                 13D                   Page 4 of 8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jonathan Brooks

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,163,800

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,163,800

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,163,800

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN, HC

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 53631T 10 2                    13D                   Page 5 of 8 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to shares of common stock par value $.001 per share ("Common Stock") of Liquid Audio, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 800 Chesapeake Drive, Redwood City, CA 94063. Amendment No. 1 amends items nos. 4 and 5 of the Schedule 13D.

________________________________________________________________________________
Item 2.  Identity and Background.

(a) This Amendment No. 1 to Schedule 13D is being filed by JMB Capital Partners, L.P., Smithwood Partners, LLC and Mr. Jonathan Brooks (collectively, the "Reporting Persons").

     JMB Capital Partners, L.P. is a California limited partnership ("JMB Capital").

     Smithwood Partners, LLC, a California limited liability company ("Smithwood"), is the general partner of JMB Capital.

     Mr. Brooks is the sole member and manager of Smithwood.

(b) The principal address of each of the Reporting Persons is 1999 Avenue of the Stars, suite 2040, Los Angeles, CA 90067.

(c) The principal business of JMB Capital and Smithwood is investing in companies. The principal occupation of Mr. Brooks is investment management.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Brooks is a citizen of the United State of America.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,163,800 shares of Common Stock owned by the Reporting Persons is $2,810,210. The source of funds used by JMB capital to purchase the Common Stock was working capital derived from capital contributions from its limited partners.

CUSIP No. 53631T 10 2                    13D                   Page 6 of 8 Pages

________________________________________________________________________________
Item 4.  Purpose of Transaction.

On July 23, 2002, JMB Capital sent a letter to the Board of Directors of the Issuer suggesting, among other things, that the Issuer discontinue its operations and distribute its cash to the shareholders of the Issuer, and that the Issuer terminate its pending merger proposal with Alliance Entertainment. The Issuer responded to JMB Capital by letter dated July 24, 2002, a copy of which was filed with the Securities and Exchange Commission on July 24, 2002 pursuant to Rule 425 under the Securities Act of 1933, a copy of which is filed as Exhibit 2 to this Amendment No. 1 to the Schedule 13D and is incorporated herein by reference. On July 30, 2002, JMB Capital further responded to the Issuer. A copy of JMB Capital's response, dated July 30, 2002, is filed as
Exhibit 3 to this Amendment No. 1 to Schedule 13D and is incorporated herein by reference.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a) The aggregate percentage of shares of Common Stock reported owned by each of the Reporting Persons is based upon 22,745,624 shares of the Common Stock outstanding as of May 6, 2002, which is the total number of outstanding shares of Common Stock as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 28, 2002.

(b) JMB Capital beneficially owns 1,163,800 shares of Common Stock, constituting approximately 5.1% of the shares of Common Stock outstanding. JMB Capital has sole voting and dispositive power with respect to the 1,163,800 shares owned by it. As general partner of JMB Capital, Smithwood beneficially owns 1,163,800 shares of Common Stock, constituting approximately 5.1% of the shares outstanding. As general partner of JMB Capital, Smithwood has sole voting and dispositive power with respect to the 1,163,800 shares owned by JMB Capital by virtue of its authority to vote and dispose of such shares. As the sole member and manager of Smithwood, Mr. Brooks beneficially owns 1,163,800 shares of Common Stock constituting approximately 5.1% of the shares of Common Stock outstanding . As the sole member and manager of Smithwood, Mr. Brooks has sole voting and dispositive power with respect to the 1,163,800 shares owned by JMB Capital by virtue of his authority to vote and dispose of such shares.

(c) No transactions in the Common Stock were effected since the most recent filing on Schedule 13D by any of the Reporting Persons.

(d) No person, other than the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of dividends from or proceeds from the sale of such shares of the Common Stock.

(e)  Not Applicable.

CUSIP No. 53631T 10 2                    13D                   Page 7 of 8 Pages
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Exhibit No. 1      Joint Filing Agreement.

Exhibit No. 2      Letter from the Issuer to JMB Capital, dated July 24, 2002.

Exhibit No. 3      Letter from JMB Capital to the Board of Directors
                   of the Issuer, dated July 30, 2002.


________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 30, 2002



                             JMB CAPITAL PARTNERS, L.P.
                             By:  Smithwood Partners, LLC,.
                                  General Partner


                             By: /s/ Jonathan Brooks
                                 -----------------------------------
                                      Jonathan Brooks,
                                      Sole Member and Manager


                             SMITHWOOD PARTNERS, LLC



                             By: /s/ Jonathan Brooks
                                 -----------------------------------
                                      Jonathan Brooks,
                                      Sole Member and Manager



                                 /s/ Jonathan Brooks
                                 -----------------------------------
                                      Jonathan Brooks, individually